UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Nano Dimension Ltd.

(Name of Issuer)

Ordinary Shares par value NIS 5.00 per share

(Title of Class of Securities)

63008G203

(CUSIP Number)

MURCHINSON LTD.

145 Adelaide Street West, Fourth Floor

Toronto, Ontario Canada A6 M5H 4E5

(416) 845-0666

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Murchinson Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,625,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,625,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,625,000*
	10	SHARED DISPOSITIVE POWER

6,625,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

CO

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

2

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Nomis Bay Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,975,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,975,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,975,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

CO

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

3

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

BPY Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,650,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,650,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,650,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

CO

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

4

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

EOM Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,625,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,625,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,625,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

CO

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

5

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

James Keyes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,625,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,625,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,625,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

IN

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

6

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Jason Jagessar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Trinidad and Tobago
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,625,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,625,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,625,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

IN

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

7

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Chaja Carlebach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,625,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,625,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,625,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

IN

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

8

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Marc J. Bistricer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,625,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,625,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,625,000*
	10	SHARED DISPOSITIVE POWER

6,625,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

9

CUSIP No. 63008G203

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the ordinary shares, par value NIS 5.00 per share (the “Ordinary Shares”), of Nano Dimension Ltd., a corporation incorporated under the laws of Israel (the “Issuer”) and to American Depositary Shares of the Issuer (the “Shares”), each of which represents one Ordinary Share. The address of the principal executive offices of the Issuer is 2 Ilan Ramon, Ness Ziona, 7403635 Israel.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Nomis Bay Ltd, an exempted company incorporated under the laws of Bermuda (“Nomis Bay”), with respect to the Shares directly and beneficially owned by it;
(ii)	BPY Limited, an exempted company incorporated under the laws of Bermuda (“BPY”), with respect to the Shares directly and beneficially owned by it;
(iii)	EOM Management Ltd., an exempted company incorporated under the laws of Bermuda (“EOM”), as the investment manager of Nomis Bay and BPY;
(iv)	Murchinson Ltd., a corporation organized under the laws of Ontario, Canada (“Murchinson”), as a sub-investment advisor to each of Nomis Bay and BPY and an investment advisor to manage positions on behalf of certain funds (the “Managed Positions”);

(v)       James Keyes, as a director of Nomis Bay and BPY;

(vi)       Jason Jagessar, as a director of Nomis Bay and BPY;

(vii)	Chaja Carlebach, as the director of EOM; and
(viii)	Marc J. Bistricer, as the Chief Executive Officer and Chief Investment Officer of Murchinson.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Nomis Bay and BPY is Wessex House, 3rd Floor, 45 Reid Street, Hamilton, Bermuda HM 12. The address of the principal office of each of EOM and Ms. Carlebach is St. Andrews Place, 5th Floor, 51 Church St., Hamilton, Bermuda HM12. The address of the principal office of Mr. Keyes is 101 Front Street, Hamilton, Bermuda HM12. The address of the principal office of Mr. Jagessar is Sea Meadow House, P.O. Box 116, Road Town Tortola, British Virgin Islands. The address of the principal office of each of Murchinson and Mr. Bistricer is 145 Adelaide Street West, Fourth Floor, Toronto, Ontario Canada M5H 4E5. The officers and directors of Murchinson, Nomis Bay, BPY and EOM and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

10

CUSIP No. 63008G203

(c)       The principal business of each of Nomis Bay and BPY is serving as a private investment vehicle. The principal business of EOM is serving as the investment manager to Nomis Bay and BPY. The principal business of Murchinson is serving as an investment advisor and/or sub-investment advisor to certain investment vehicles including the Managed Positions. Messrs. Keyes and Jagessar are each a director of Nomis Bay and BPY. Ms. Carlebach is a director of EOM. Mr. Bistricer is the Chief Executive Officer and Chief Investment Officer of Murchinson.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Other than as disclosed below, no Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On August 17, 2021, Murchinson, Mr. Bistricer and an affiliate thereof (collectively, the “Respondents”) entered into a settlement with the Securities and Exchange Commission (the “SEC”) pursuant to which an order was issued finding that the Respondents erroneously categorized certain client sale orders between 2016 and 2017 as “long” sale orders, causing certain executing brokers to fail to borrow or locate shares prior to executing certain trades, in violation of Rules 200(g) and 203(b)(1) of Regulation SHO and Section 15(a)(1) of the Securities Exchange Act of 1934, as amended. Without admitting or denying the aforementioned allegation, the Respondents consented to the cease-and-desist order prohibiting them from making such violations in the future and paid certain civil penalties, disgorgement and prejudgment interest in connection therewith.

(f)       Mr. Keyes is a citizen of the United Kingdom. Mr. Jagessar is a citizen of the Republic of Trinidad and Tobago. Ms. Carlebach is a citizen of Switzerland. Mr. Bistricer is a citizen of Canada. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Nomis Bay were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,975,000 Shares beneficially owned by Nomis Bay is approximately $12,004,500, including brokerage commissions.

The Shares purchased by BPY were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,650,000 Shares beneficially owned by BPY is approximately $8,003,000, including brokerage commissions.

The Shares held in the Managed Positions were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 6,625,000 Shares held in the Managed Positions is approximately $20,007,500, including brokerage commissions.

11

CUSIP No. 63008G203

Item 4.	Purpose of Transaction.

On January 22, 2023, Murchinson and certain funds it advises and/or sub-advises, including the holders of the Managed Positions, Nomis Bay and BPY (collectively, the “Proposing Shareholders”), delivered a letter to the Board of Directors of the Issuer (the “Board”) demanding that the Issuer convene a special general meeting of shareholders of the Issuer (including any adjournments thereof, the “Special Meeting”) pursuant to Section 63(b)(2) of the Companies Law, 1999 (the “Companies Law”) to allow shareholders to vote upon resolutions proposed by the Proposing Shareholders to improve the Issuer’s corporate governance by way of (i) amending certain provisions of the Company's Amended and Restated Articles of Association, including to allow shareholders to fill Board vacancies and remove directors at a general meeting by a simple majority vote, (ii) removing several members of the Board, namely, the Issuer’s Chairman of the Board and Chief Executive Officer Yoav Stern, and current directors Oded Gera, Igal Rotem and Dr. Yoav Nissan-Cohen and (iii) appointing two new highly-qualified, independent and experienced director nominees, Kenneth H. Traub and Dr. Joshua Rosensweig, as directors of the Issuer (such demand, the “Special Meeting Demand”). The Special Meeting Demand instructs the Board to immediately, and no later than February 12, 2023, call the Special Meeting, and hold it no later than 35 days thereafter, as required by the Companies Law.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator consisting of a multiple of (i) 12,907,044 Shares outstanding, as of November 8, 2022, which is 5.0% of the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on November 8, 2022 and (ii) twenty.

12

CUSIP No. 63008G203

A.	Nomis Bay
(a)	As of the close of business on January 20, 2023, Nomis Bay beneficially owned 3,975,000 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,975,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,975,000

(c)	The transactions in the Shares by Nomis Bay during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	BPY
(a)	As of the close of business on January 20, 2023, BPY beneficially owned 2,650,000 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,650,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,650,000

(c)	The transactions in the Shares by BPY during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	EOM
(a)	EOM, as the investment advisor to each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 3,975,000 Shares owned by Nomis Bay and (ii) 2,650,000 Shares owned by BPY.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,625,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,625,000

(c)	EOM has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Nomis Bay and BPY during the past sixty days are set forth in Schedule B and are incorporated herein by reference
D.	Murchinson
(a)	Murchinson, as the sub-investment advisor to each of Nomis Bay and BPY and the investment advisor to the Managed Positions, may be deemed the beneficial owner of the (i) 3,975,000 Shares owned by Nomis Bay, (ii) 2,650,000 Shares owned by BPY and (iii) 6,625,000 Shares held through the Managed Positions.

13

CUSIP No. 63008G203

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 6,625,000
2. Shared power to vote or direct vote: 6,625,000
3. Sole power to dispose or direct the disposition: 6,625,000
4. Shared power to dispose or direct the disposition: 6,625,000

(c)	Murchinson has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Nomis Bay and BPY and through the Managed Positions during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Mr. Keyes
(a)	Mr. Keyes, as a director of each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 3,975,000 Shares owned by Nomis Bay and (ii) 2,650,000 Shares owned by BPY.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,625,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,625,000

(c)	Mr. Keyes has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Nomis Bay and BPY during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Mr. Jagessar
(a)	Mr. Jagessar, as a director of each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 3,975,000 Shares owned by Nomis Bay and (ii) 2,650,000 Shares owned by BPY.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,625,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,625,000

(c)	Mr. Jagessar has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Nomis Bay and BPY during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
14

CUSIP No. 63008G203

G.	Ms. Carlebach
(a)	Ms. Carlebach, as the director of EOM, may be deemed the beneficial owner of the (i) 3,975,000 Shares owned by Nomis Bay and (ii) 2,650,000 Shares owned by BPY.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,625,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,625,000

(c)	Ms. Carlebach has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Nomis Bay and BPY during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Mr. Bistricer
(a)	Mr. Bistricer, as the Chief Executive Officer and Chief Investment Officer of Murchinson, may be deemed the beneficial owner of the (i) 3,975,000 Shares owned by Nomis Bay, (ii) 2,650,000 Shares owned by BPY and (iii) 6,625,000 Shares held through the Managed Positions.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 6,625,000
2. Shared power to vote or direct vote: 6,625,000
3. Sole power to dispose or direct the disposition: 6,625,000
4. Shared power to dispose or direct the disposition: 6,625,000

(c)	Mr. Bistricer has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Nomis Bay and BPY and through the Managed Positions during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 23, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to joint filing on behalf of each of them statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Murchinson has signed separate letter agreements (the “Indemnification Agreements”) with each of the Nominees pursuant to which it has agreed to indemnify such Nominees against claims arising from the Special Meeting Demand. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Murchinson has signed compensation letter agreements (the “Compensation Letter Agreements”) with each of the Nominees, pursuant to which it has agreed to pay each of such Nominees $50,000 in cash as a result of the submission by Murchinson of the Special Meeting Demand. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

15

CUSIP No. 63008G203

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Nomis Bay Ltd, BPY Limited, EOM Management Ltd., Murchinson Ltd., James Keyes, Jason Jagessar, Chaja Carlebach and Marc J. Bistricer, dated January 23, 2023.
99.2	Form of Indemnification Letter Agreement.
99.3	Form of Compensation Letter Agreement.

16

CUSIP No. 63008G203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2023

Nomis Bay Ltd

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

BPY Limited

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

EOM Management Ltd.

By:	/s/ Chaja Carlebach
	Name:	Chaja Carlebach
	Title:	Director

Murchinson Ltd.

By:	/s/ Marc J. Bistricer
	Name:	Marc J. Bistricer
	Title:	Chief Executive Officer

/s/ James Keyes
James Keyes

/s/ Jason Jagessar
Jason Jagessar

/s/ Chaja Carlebach
Chaja Carlebach

/s/ Marc J. Bistricer
Marc J. Bistricer

17

CUSIP No. 63008G203

SCHEDULE A

Directors and Officers of Murchinson Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Marc J. Bistricer Officer and Director	Chief Executive Officer and Chief Investment Officer of Murchinson Ltd.	145 Adelaide Street West, Fourth Floor Toronto, Ontario Canada A6 M5H 4E5	Canada

Nicholas Tata Officer	Chief Compliance Officer of Murchinson Ltd.	145 Adelaide Street West, Fourth Floor Toronto, Ontario Canada A6 M5H 4E5	Canada

Paul Zogala Officer	Officer of Murchinson Ltd.	145 Adelaide Street West, Fourth Floor Toronto, Ontario Canada A6 M5H 4E5	Canada

Directors and Officers of Nomis Bay Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

James Keyes Director	Director	101 Front Street, Hamilton, Bermuda HM12	United Kingdom

Jason Jagessar Director	Head of Governance BVI Bolder Group	Sea Meadow House P.O. Box 116, Road Town Tortola, British Virgin Islands	Republic of Trinidad and Tobago

Directors and Officers of BPY Limited

Name and Position	Principal Occupation	Principal Business Address	Citizenship

James Keyes Director	Director	101 Front Street, Hamilton, Bermuda HM12	United Kingdom

Jason Jagessar Director	Head of Governance BVI Bolder Group	Sea Meadow House P.O. Box 116, Road Town Tortola, British Virgin Islands	Republic of Trinidad and Tobago

Directors and Officers of EOM Management Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Chaja Carlebach Director	Director	St. Andrews Place, 5th Floor, 51 Church Street, Hamilton, Bermuda HM12	Switzerland

CUSIP No. 63008G203

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

NOMIS BAY LTD

Purchase of Common Stock	40,180	2.4065	12/27/2022
Purchase of Common Stock	75,000	2.4019	01/04/2023
Purchase of Common Stock	5,114	2.5199	01/05/2023
Purchase of Common Stock	60,000	2.5038	01/06/2023
Purchase of Common Stock	30,000	2.5115	01/09/2023
Purchase of Common Stock	75,000	2.4019	01/10/2023
Purchase of Common Stock	117,492	2.5198	01/11/2023
Purchase of Common Stock	300,000	2.4800	01/12/2023
Purchase of Common Stock	93,320	2.5146	01/12/2023
Purchase of Common Stock	75,000	2.3522	01/19/2023

BPY LIMITED

Purchase of Common Stock	26,767	2.4065	12/27/2022
Purchase of Common Stock	50,000	2.4019	01/04/2023
Purchase of Common Stock	3,409	2.5199	01/05/2023
Purchase of Common Stock	40,000	2.5038	01/06/2023
Purchase of Common Stock	20,000	2.5115	01/09/2023
Purchase of Common Stock	50,000	2.4019	01/10/2023
Purchase of Common Stock	78,328	2.5198	01/11/2023
Purchase of Common Stock	200,000	2.4800	01/12/2023
Purchase of Common Stock	63,600	2.5146	01/12/2023
Purchase of Common Stock	50,000	2.3522	01/19/2023

MURCHINSON LTD.

(Through the Managed Positions)

Purchase of Common Stock	40,164	2.4065	12/27/2022
Purchase of Common Stock	26,780	2.4065	12/27/2022
Purchase of Common Stock	75,000	2.4019	01/04/2023
Purchase of Common Stock	50,000	2.4019	01/04/2023
Purchase of Common Stock	5,114	2.5199	01/05/2023
Purchase of Common Stock	3,409	2.5199	01/05/2023
Purchase of Common Stock	60,000	2.5038	01/06/2023
Purchase of Common Stock	40,000	2.5038	01/06/2023
Purchase of Common Stock	30,000	2.5115	01/09/2023
Purchase of Common Stock	20,000	2.5115	01/09/2023
Purchase of Common Stock	75,000	2.4019	01/10/2023
Purchase of Common Stock	50,000	2.4019	01/10/2023
Purchase of Common Stock	117,492	2.5198	01/11/2023
Purchase of Common Stock	78,328	2.5198	01/11/2023
Purchase of Common Stock	300,000	2.4800	01/12/2023
Purchase of Common Stock	200,000	2.4800	01/12/2023
Purchase of Common Stock	94,406	2.5146	01/12/2023
Purchase of Common Stock	62,709	2.5146	01/12/2023
Purchase of Common Stock	75,000	2.3522	01/19/2023
Purchase of Common Stock	50,000	2.3522	01/19/2023